UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Res-Care, Inc., a Kentucky corporation (“ResCare” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, relating to the offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), as disclosed in the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, no par value, of ResCare (the “Shares” or “common shares”), other than Shares owned by Purchaser and its affiliates, at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 7, 2010 (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this amendment without definition have the respective meanings set forth in the Schedule 14D-9.

This Amendment No. 7 is being filed to reflect certain updates as reflected below. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8.           Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection thereto:

Completion of Tender Offer.  On November 16, 2010, Onex issued a press release announcing that a total of 20,678,039 common shares were validly tendered and not withdrawn at the expiration of the tender offer at 5:00 P.M., New York City time, on November 15, 2010, representing approximately 81.6% of the outstanding shares not owned by the Purchaser Group and the Rollover Shareholders. An additional 548,707 common shares were tendered pursuant to notices of guaranteed delivery. All shares that were validly tendered and not withdrawn have been accepted for payment. Purchaser does not intend to offer a subsequent offering period in connection with the tender offer. As a result of the successful completion of the tender offer, the Purchaser Group holds an 85.3% interest in ResCare, on an as-converted basis (excluding the common shares tendered via guaranteed delivery).

As contemplated by the terms of the Share Exchange Agreement, Purchaser and ResCare will, subject to the satisfaction of certain conditions, cause the Share Exchange to occur as promptly as reasonably practicable hereafter in which all remaining shareholders (other than the Purchaser Group, the Rollover Shareholders and those who properly exercise dissenters’ rights) would, without the need for further action by any public shareholder, receive the same price per share as was paid in the tender offer, without interest and less any applicable withholding of taxes. The Share Exchange will be completed following approval thereof at a meeting of ResCare’s shareholders to be held as soon as practicable after the date hereof. As a result of the completion of the tender offer, the Purchaser Group has sufficient voting power to approve the Share Exchange at such meeting without regard to the vote of any other ResCare shareholder.

The full text of Onex’s press release announcing the completion of the tender offer is attached as Exhibit (a)(5)(vi) hereto and incorporated herein by reference.

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(vi)

Press Release issued by Onex Corporation on November 16, 2010 announcing completion of the tender offer (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 6 to the Schedule TO filed by Purchaser on November 16, 2010).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

Dated: November 16, 2010	By:	/s/ DAVID W. MILES
David W. Miles
Executive Vice President and Chief Financial Officer

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